Exhibit 84



 August 20, 1998

 James E. Marley
 AMP Incorporated
 P.O. Box 3608
 Harrisburg, PA 17105-3608

 Dear Jim:

 This Letter Agreement is being entered into to evidence our agreement that, as of the date hereof, you shall step down from your position as Chairman of AMP Incorporated (the "Company") and shall resign from the Company's Board of Directors. You shall remain employed by the Company until August 1, 2000, your normal retirement date (your "Retirement Date"), performing such services of an executive nature as may be requested by the Company 's Chief Executive Officer. During your period of employment, your annual salary and employee benefits shall remain unchanged from those in effect as of the date hereof; however, you shall not be eligible for participation in any of the Company's equity- and cash-based incentive compensation programs.

 With respect to the effect of the foregoing actions on the terms of your Executive Severance Agreement, dated as of October 22, 1997, as amended through the date hereof (your "Executive Severance Agreement"), you and the Company agree as specified below. These agreements shall supersede any provisions of the Executive Severance Agreement inconsistent therewith. Capitalized terms used below but not defined herein shall have the meaning ascribed to such term in the Executive Severance Agreement.

 The Term of the Executive Severance Agreement shall continue until your Retirement Date.

 You agree that, notwithstanding the provisions of Section 4(a) of the Executive Severance Agreement, which gives you the right to terminate your employment for Good Reason during a Pending Change of Control and thereby trigger certain Executive Severance Agreement benefits if a Change of Control occurs within one year of the last event that constituted the Pending Change of Control, you shall not so act to terminate your employment for Good Reason unless and until there occurs a Change of Control during the term of your Executive Severance Agreement.

 The Company acknowledges that in the event a Change of Control occurs on or prior to your Retirement Date (a) the occurrence of the Change of Control will entitle you to the benefits set forth in Section (2) of your Executive Severance Agreement, and (b) you have the right to terminate your employment during the period from the date of such Change of Control through and including your Retirement Date, which termination will constitute a termination for Good Reason following a Change of Control entitling you to the benefits set forth in Sections 1(a) and 3 of your Executive Severance Agreement (and without limitation to any other benefits to which you are entitled under such Agreement).

 In keeping with the consistent practice followed by the Compensation and Management Development Committee (the "Committee), any Company stock options held by you at your Retirement Date will vest in accordance with their terms and will remain outstanding for the full remaining portion of each option's original 10-year exercise period. Also in keeping with the Committee's consistent prior practice, any such options held by you at your date of death prior to your Retirement Date will vest immediately and will remain outstanding for a period of two years beyond your date of death or, if shorter, for the remaining portion of the option's original 10-year exercise period. The option treatment described in the two prior sentences is contingent upon your full compliance with the terms of your confidentiality, intellectual property, and limited non-competition agreements with the Company and upon your refraining from engaging in any conduct deemed by the Committee to be materially adverse to the best interests of the Company.

 If you are in agreement with the foregoing, please execute both copies of this Letter Agreement and return one to Dave Henschel.

 Very truly yours:

 AMP Incorporated

 By: /s/ Ralph D. DeNunzio
    -----------------------------------
 Ralph D. DeNunzio
 Chairman, Compensation and Management
    Development Committee


 ACKNOWLEDGED AND AGREED:

 /s/ James E. Marley
 --------------------------------------
 James E. Marley